Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

PLACE OF INCORPORATION
NAME	OR ORGANIZATION

Leadis Technology, Ltd.	Cayman Islands
Leadis International Limited	Hong Kong
Leadis Technology Korea, Inc.	Korea
Leadis Technology Japan KK	Japan
Mondowave, Inc.	California, United States
Acutechnology Semiconductor, Inc.	California, United States